FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

     Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2006

Commission File Number: 001-13464

Telecom Argentina S.A.
(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107
Buenos Aires, Argentina
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

TABLE OF CONTENTS

Item

1.	Summary of the resolutions passed by the General Ordinary, Extraordinary and Special Class C Meetings held on April 27, 2006.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: May 3, 2006	By:	/s/ Gerardo Werthein

		Name:	Gerardo Werthein
		Title:	Vice-President

Item 1

FREE TRANSLATION

TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

     Summary of the resolutions passed by the General Ordinary,
Extraordinary and Special Class C Meetings held on April 27, 2006

16 Shareholders attended the Meeting, 3 under their own name, and 13 by representation, with an aggregate number of 728,559,586 shares entitling to an equal number of votes, and representing 74.01% of the capital and votes.

The resolutions of the General Ordinary and Extraordinary Meetings with respect to items 1º, 2º, 4º, 5º, 6º, 7º, 9º, 10º, 11º and 13º of the Agenda were approved by a majority of the computable votes and those relative to items 3º and 8º were unanimously approved taking into account only the computable votes, and not considering for the base of calculation the voluntary abstentions.

The resolutions passed upon considering each of the items of the Agenda are the following:

1º) Appointment of two shareholders to approve and sign the minutes.

Mr José Gustavo Pozzi representative of Nortel Inversora S.A., and Mr. Juan Carlos Lavagna, President of the Executive Committee of the Employee Ownership Program were appointed.

2º) Review of the documents provided for in Section 234, Subsection 1 of Law Nº 19,550, the Comisión Nacional de Valores Regulation and the Listing Regulations of the Bolsa de Comercio de Buenos Aires, and of the accounting documents in English language required by the U.S. Securities & Exchange Commission regulation for the 17th fiscal year ended on December 31, 2005.

The whole of the documentation submitted for the consideration of the shareholders was approved in the same manner as presented by the Board of Directors, the Audit Committee, and the Surveillance Committee, except for the proposal included in the Annual Report related to the allocation of Unappropriated Retained Earnings, which was specifically dealt with in another item of the Agenda.

3º) Consideration of the Retained Earnings as of December 31, 2005 and of Company’s status under Section 206 of the Corporate Law. The Proposal of the Board of Directors to allocate to the absorption of losses accumulated as of December 31, 2005 the aggregate Legal Reserve (P$277 million) and the amount of P$356 million from the Adjustment of Common Stock Account thus transferring the negative balance of P$1,836 million to the new fiscal year.

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The Meeting approved the entire proposal of the Board of Directors, as stated in the Agenda.

4º) Review of the performance of the Board of Directors and the Surveillance Committee acting during the 17th fiscal year.

The performance of the Board of Directors and the Surveillance Committee holding office during the seventeenth fiscal year was approved.

5º) Review of the Board of Directors’ compensation (P$1,720,000, allocated amount) for the fiscal year ended on December 31, 2005, which recorded a loss under the terms of the Regulation of the Comisión Nacional de Valores

A global fee of $1,720,000 for the Board of Directors that held office during the seventeenth fiscal year was approved, to be payable to the independent directors.

6º) Authorization to the Board of Directors to make advance payments of fees payable up to P$1,900,000 to those directors who during the 18th fiscal year qualify as “independent directors”, or to those who perform technical and administrative tasks or special assignments, contingent upon the decision passed at the shareholders meeting that reviews the documents of such fiscal year

The Board of Directors was authorized, ad-referendum to what is decided in the respective Shareholders Meeting, to make advances of fees to the directors that during the eighteenth fiscal year qualify as “independent directors”, or that perform technical and administrative tasks, or that take part of special commissions entrusted by the Board of Directors, for an amount of up to P$1,900,000. The Board was allowed to increase the maximum amount, under the basis of a reasonable parameter, in case the Argentine economy experiences an inflationary process.

7º) Fees payable to the Surveillance Committee acting during the 17th fiscal year.

The Surveillance Committee that acted during the seventeenth fiscal year was assigned a global fee of P$300.000.

8º) Establish the number of regular and alternate directors who shall hold office during the 18th fiscal year.

The number of acting and alternate directors to hold office during the eighteenth fiscal year was established in 6 and 6, respectively.

9º) Election of regular and alternate directors to serve office during the 18th fiscal year.

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The following were appointed acting directors: Messrs. Oscar Carlos Cristianci, Jorge Alberto Firpo, Raul Antonio Miranda, Julio Pedro Naveyra, Amadeo Ramon Vazquez and Gerardo Werthein. The following were appointed alternate directors: Messers. Luis Maria Gomez Iza, Franco Alfredo Agustin Pablo Livini and Giorgio Della Seta Ferrari Corbelli Greco (as alternates, indistinctly, of Messrs. Cristianci, Firpo and Vazquez); Mr Osvaldo Hector Canova (as alternate of Mr. Miranda), Mr. Ruben Osvaldo Mosi (as alternate to Mr Naveyra) and Mr. Adrian Werthein (as alternate of Mr. Gerardo Werthein).

The acting directors Messrs. Raul Antonio Miranda, Julio Pedro Naveyra, and Amadeo Ramon Vazquez and alternate directors Osvaldo Hector Canova, Mr. Ruben Osvaldo Mosi qualify as “independent”, while the rest of the nominated directors qualify as “non- independent”.

10º) Election of regular and alternate members of the Surveillance Committee for the 18th fiscal year.

Messrs. Enrique Garrido, Silvia Graciela Poratelli and Gerardo Prieto were appointed as acting syndics, while as alternates Messrs. Mr Mariano Federici and Jacqueline Berzon, (indistinctively to Messrs Garrido and Poratelli) and Mr. Guillermo Feldberg (to Mr Prieto) were appointed.

11º) Appointment of the independent auditors who shall review the financial statements for the 18th fiscal year and establishing their compensation as well as that payable to the auditors acting during the fiscal year ended on December 31, 2005.

“Price Waterhouse & Co. SRL” was appointed as External Auditors of the Financial Statements of the eighteenth fiscal year, while Mr Juan Carlos Grassi will act as acting Certified Public Accountant and Messrs Carlos Nestor Martinez and Silvia Patricia Giordano will act as alternates. In addition, the compensation was resolved to be established by the Shareholders Meeting considering such Financial Statements, empowering the Board of Directors to establish service modalities and make advances.

As to the compensation to the External Auditors providing services during the Fiscal Year ended December 31, 2005, the same was established in the total amount of $ 890,000, VAT excluded.

12º) Consideration of the budget to be assigned to the Audit Committee for fiscal year 2006.

The budget for the performance of the Audit Committee for the fiscal year to be closed in December 31, 2006 was set at P$600,000.

13º) Discussion of delegation of authority to the Board of Directors to convert up to 45.932.738 common book-entry Class “C” shares (mostly affected shares to the Employee Stock Ownership Program) having a par value of P$1 each and carrying one vote per share, into the same number of common book-entry Class “B” shares having a par value of P$1 each

Item 1

and carrying one vote per share. Conversion shall take place on one or more opportunities, depending on the number of Class C Shares that the Banco de la Ciudad de Buenos Aires (Trustee of the Program) determines to have met the requirements to be eligible for conversion. Authorization of the Board of Directors to sub-delegate to certain members and/or senior management officers such powers as the Shareholders Meeting may delegate to it. Appointment of the individuals authorized to take the necessary steps concerning the authorizations for the public offer and listing transfer of the shares whose conversion is approved

The delegation of powers to the Board of Directors of the Company was approved, for the conversion of 41,339,464 ordinary class C shares into the same number of Class “B” shares on one or more tranches, depending on the number of Class “C” Shares that the Banco de la Ciudad de Buenos Aires (Trustee of the Program) determines to have met the requirements to be eligible for conversion.

The Board of Directors was authorized to sub-delegate powers that were granted in accordance to the previous paragraph onto some of the board members or senior management officers.

The Board of Directors was allowed to designate persons in charge of taking the steps necessary to transfers the authorizations of public offer and listing of the shares that will be converted.

The delegation of powers to the Board of Directors for the conversion did not include the Class C shares that are affected by the precautionary action in the case “Garcia de Vicchi, Amerinda y otros c/Sindicación de Acciones Clase C del Programa de Propiedad Participada” under which it was ordered the suspension of the Extraordinary and Class C Special Shareholders Meetings that the Board of Directors had called for March 14, 2000 in order to deal with the conversion of the Class C shares into Class B shares related to the shares of the Repurchase and Guarantee Fund of the Program. Up to today such action was not lifted, although it is currently limited to 4,593,274 shares of the Repurchase and Guarantee Fund, for which the Meeting did not approve the delegation of powers to the Board of Directors to proceed with the conversion into Class B shares, as it was considered that legal impediments still prevail.

14º) Ratification by Class “C” Shares of the decisions made at the Shareholders General Meeting in respect of item 13 of the Agenda

This point was only dealt with the Trust Banco de la Ciudad de Buenos Aires –Telecom, represented by the President of the Executive Committee of the Employee Ownership Program, with 43,097,745 shares that represent 93.82% of the total of Class C shares.

The Special Shareholders Meeting ratified in all its parts the resolution passed by the General Shareholders Meeting for Item 13º of the Agenda.

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Ms. Nora Lavorante attended the Meetings on behalf of the Buenos Aires Stock Exchange.

Maria Delia Carrera Sala
Attorney- in-Fact